Mail Stop 3720

May 8, 2006

Stephen W. Carnes
President
Signature Leisure, Inc.
100 Candace Drive
Suite 100
Maitland, FL 32751

> **Re:** **Signature Leisure, Inc.**
> **Amendment No. 4 to Registration Statement on Form SB-2**
> **Filed April 27, 2006**
> **File No. 333-126509**
>
> **Form 10-KSB for the year ended December 31, 2005**
> **Filed April 4, 2006**
> **File No. 0-49600**

Dear Mr. Carnes:

We have reviewed your filing and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Risk Factors, page 7

1.   We note your added disclosure in response to prior comment 5. However, in several of your risk factors and in MD&A, you indicate that receipt of additional private equity or debt financing in the future is critical to the company's "continued existence." You also express confidence in MD&A that you will be able to secure additional financing. In light of the restrictions imposed upon your ability to issue equity at below market prices and your added disclosure in response to prior comment 5, revise <u>throughout</u> your prospectus to address the effect of the equity distribution agreement on your ability to

obtain additional financing and the basis for your optimism that financing will be available.

Certain Relationships and Related Transactions, page 41

2.   Your response to prior comment 10 states that "[t]he company has revised its disclosure to indicate that the issuance of the 40,000,000 shares was for a $600,000 payment made to Mr. Carnes for accrued bonuses and not for Mr. Carnes' salary" but you still state on page 42 that you "issued Mr. Carnes 40,000,000 shares of common stock for a $600,000 payment of his salary." Please revise your disclosure to include the substance of your response to prior comment 10.

Part II

Recent Sales of Unregistered Securities, page II-1

3.   You disclose a number of sales of unregistered securities in 2005 in your Form 10-KSB for the year ended December 31, 2005 that are not included in this section. Please update your disclosure in this section accordingly.

Form 10-KSB for the year ended December 31, 2005

4.   To the extent that comments on your Form SB-2 apply to your periodic reports, please revise your periodic reports accordingly.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Albert Pappas, Staff Attorney, at (202) 551-3378, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Christopher Davies, Esq.
        Kirkpatrick & Lockhart Nicholson Graham LLP
        (305) 358-7095 (fax)